

September 7, 2011

Samir N. Masri
President
Iron Sands Corp.
c/o Samir Masri CPA Firm P.C.
45 North Station Plaza
Suite 214
Great Neck, NY 11021

> **Re:** **Iron Sands Corp.**
> **Form 10-12G**
> **Filed August 12, 2011**
> **File No. 000-54477**

Dear Mr. Masri:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments. If you do not withdraw this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

Item 1. Business, page 1

Business Development, page 1

2.   Please revise your business or MD&A section to describe the company's plan of
        operation for the remainder of the fiscal year as required by Item 101(a)(2) of Regulation
        S-K. Provide details of your specific plan of operation, including detailed milestones, the
        anticipated time frame for beginning and completing each milestone, categories of
        expenditures and the expected sources of such funding. Please explain how the company
        intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of
        Regulation S-K.

Item 2. Financial Information.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 4

3.   Please provide more disclosure regarding your expenses to date.

Item 7. Certain Relationships and Related Transactions

Certain Relationships and Related Transactions, page 8

4.   We note your references to your promoters throughout your registration statement.
        Please revise to identify your promoter(s) and disclose anything of value to be received
        by the promoter(s) from the registrant.

Financial Statements and Notes

General

5.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3402 with any other questions.

Sincerely,

Angela McHale
Attorney - Advisor

cc: David N. Feldman, Esq.
      Richardson & Patel, LLP